SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teton Advisors, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

88165Y200
(CUSIP Number)

Nicholas F. Galluccio
Teton Advisors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 457-1071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ March 20, 2009_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 88165Y 200
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Nicholas F. Galluccio
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 260,849 (Item 5)
	: 8 : : :	Shared voting power NONE
	: 9 : : :	Sole dispositive power 260,849 (Item 5)
	:10 : : :	Shared dispositive power NONE
11	Aggregate amount beneficially owned by each reporting person 260,849 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 29.39%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (the “Class A Common Stock”) of Teton Advisors, Inc., a Delaware corporation (“Teton”).  The address of the principal executive offices of Teton is One Corporate Center  Rye, New York 10580-1435.

Item 2.                                Identity and Background
(a)   This statement is being filed by Nicholas F. Galluccio (the “Reporting Person”).
(b)   The Reporting Person’s business address is One Corporate Center, Rye, New York 10580.
(c)   The Reporting Person is the President and Chief Executive Officer of Teton, which has its principal office at One Corporate Center, Rye, New York 10580.
(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)           The Reporting Person is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration
On July 18, 2008, the Reporting Person entered into an employment agreement with Teton whereby the Reporting Person would receive twenty percent (20%) ownership of Teton, on a fully diluted basis, in the form of a restricted stock award of Class A Common Stock on March 20, 2009, the date on which Teton securities were distributed to GAMCO Investors, Inc. shareholders.  The Reporting Person may not sell, assign, transfer, pledge, hypothecate or otherwise dispose of the restricted stock, but may vote the restricted stock.  The restricted stock award is subject to the vesting set forth in the Reporting Person’s employment agreement and restricted stock award agreement.  These agreements provide that thirty percent (30%) of the shares of restricted stock will vest on the third anniversary of the Reporting Person’s employment date, so long as the Reporting Person is employed by or providing services to Teton or its subsidiaries as of such date; and the remaining seventy percent (70%) of the restricted stock will vest on the fifth anniversary of the Reporting Person’s employment date so long as the Reporting Person is employed by or providing services to Teton or its subsidiaries as of such date.  In the event that the Reporting Person is terminated for reasons other than cause prior to the third anniversary, the Reporting Person will immediately vest in twenty percent (20%) of the restricted shares in the restricted stock award, and in the event that the Reporting Person is terminated for reasons other than cause subsequent to the third anniversary, the Reporting Person will immediately vest in twenty percent (20%) of the unvested restricted stock.

Item 4.                                Purpose of Transaction

All shares of Class A Common Stock owned by the Reporting Person were acquired from the grant of a restricted stock award pursuant to an employment agreement that the Reporting Person enetered into with Teton.  As a director and the President and Chief Executive Officer of Teton, the Reporting Person regularly exercises management control over Teton.  The Reporting Person will continuously assess Teton’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for Teton’s securities in particular, other developments and other investment opportunities.  Depending on such assessments, the Reporting Person may acquire additional Common Stock or other securities or may determine to sell or otherwise dispose of all or some of his holdings of Common Stock.
Other than as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
(a), (b)                      The Reporting Person beneficially owns 260,849 shares, or 29.39%, of Class A Common Stock.  As of March 10, 2009, there were 887,443 shares of Class A Common Stock outstanding.  The Reporting Person has the sole power to vote or direct the vote and no power to dispose or to direct the disposition of the Class A Common Stock.
(c)           Except as set forth in Item 3 of this Schedule 13D, within the last 60 days, no other transaction in shares of Class A Common Stock was effected by the Reporting Person.
(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.
(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 3.  Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of Teton.

Item 7.                      Material to be Filed as Exhibits.
(a) Employment Agreement, dated July 18, 2008, between Nicholas F. Galluccio and Teton Advisors, Inc.
(b) Restricted Stock Award, dated March 20, 2009, between Nicholas F. Galluccio and Teton Advisors, Inc.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      March 20, 2009

By: /s/ Nicholas F. Galluccio
Nicholas F. Galluccio

Exhibit A.
                                    EMPLOYMENT AGREEMENT

           This Employment Agreement is made as of this 18th day of  July, 2008  between Nicholas F. Galluccio (the "Executive") and Teton Advisors, Inc. (the "Company").

           The Company desires to employ the Executive and the Executive desires to accept such employment on the terms and conditions set forth herein.

           In consideration of the promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, each intending to be legally bound hereby, agree as follows:

           1.           Employment.
           The Company hires and employs the Executive, and the Executive agrees to work for the Company, under the terms and conditions set forth herein.  The Executive will begin employment with the Company on the date first set forth above (the "Effective Date").

           2.           Duties.
                      2.1           The Executive shall be employed as President and Chief Executive Officer of the Company.  As Chief Executive Officer, Executive’s duties shall include, but will be responsible for all duties and services required of a chief executive of an investment manager.  The Executive shall be on Board of Directors of the Company (the “Board”).

           2.2           The Executive’s principal place of employment shall be located in Rye, New York.  If the Executive wishes to relocate, then the new location must be agreed to and approved by the Board.

           3.           Compensation.
                      3.1           As compensation for the services rendered hereunder, the Executive will be paid an annual draw of   Two Hundred Fifty Thousand Dollars ($250,000), less applicable payroll and withholding tax deductions, payable monthly in equal installments and prorated for the period of actual employment, against his incentive compensation determined in accordance with Section 3.3 below ("Annual Draw").
                      3.2           For clarification, within each calendar year, if the amount owed to the Executive pursuant to Section 3.3 for any month is less than the installment of his Annual Draw for such month, such difference will be used to offset any other amounts owed to him pursuant to such Section for any other month which exceed the installment of his Annual Draw for such month; provided, however, that after each calendar year -end no debit balance will be carried forward against his Annual Draw or other compensation for the following years.
                      3.3           In calculating his compensation for the services rendered hereunder, the Executive shall receive incentive compensation, less applicable payroll and withholding tax deductions, payable monthly in equal installments, as follows:

(a) For managing GAMCO Westwood SmallCap Equity Fund (“GWSC”) and any other mutual funds (the “Funds”), the Executive will receive incentive compensation equal to twenty percent (20%) of the Net Revenues (as defined below) received by the Company with respect to the Funds.  Net Revenues will be calculated based on the investment advisory fees (and shall exclude any 12b-1 fees) actually received by the Company with respect to the fund net of (i) administration, marketing and related expenses for the fund (which expenses will be charged at thirty basis points (0.30%) of the average net assets of the fund), (ii) any payments made by the Company or its affiliates to no-transaction-fee (NTF) programs with respect to the fund, (iii) any payments or waivers made by the Company to the Funds to reduce expenses and (iv) other incremental expenses related to the operations of the Funds (such as travel and entertainment, additional analyst compensation and benefits, or financial information services). The calculation of Net Revenues will be based upon accounting practices used by the Company in the normal course of its business in its sole discretion.

(b) For attracting new separate accounts to the Company, the Executive will be paid a percentage of the investment advisory fee revenues received by the Company from such business (up to 40% for marketing and portfolio management),  in the same manner and at the same standard payment rates in effect from time to time as the Company pays to its other staff for similar services, consistent with applicable laws and regulations, and subject to the discretion of the Board.  The Board will decide any issues or disputes concerning the Executive’s receipt of compensation pursuant to this Section.

                      3.4           For the sales of those share classes of the GAMCO Westwood Funds that carry a 12b-1 fees  and other mutual funds which may be managed by the Company from time to time (the “Westwood Funds”), Executive will be compensated at forty percent (40%) of the 12b-1 fees (provided that the Executive holds appropriate securities licenses and registrations with a distributor of the GAMCO Westwood Funds) typically paid to distributors of the Westwood Funds for such accounts.
                     3.5 As further incentive compensation, the Executive will receive twenty percent (20%) ownership of the Company, on a fully diluted basis, in the form of a restricted stock award of Class A Common Shares (the “Galluccio Shares”) as of the date on which the Company’s securities are distributed to GAMCO Investors, Inc. (“GAMCO”) shareholders.  The Executive shall vest in thirty percent (30%) of the Galluccio Shares on the third anniversary of the Effective Date and the balance of the Galluccio Shares on the fifth anniversary of the Effective Date.  In the event of a change of control of the Company (as defined below) however, said vesting shall be accelerated and the Executive shall vest in all the Galluccio Shares no later than immediately prior to the change of control being consummated1.  Accelerated vesting shall also occur as provided in Section 4.3 of this Agreement.    Additional terms and conditions of the Galluccio Shares will be set forth in a Restricted Stock Award Agreement between the Company and the Executive, as approved by the Board.
3.6 Any and all rights to receive compensation payments, including incentive compensation, shall not survive the term of the Executive's employment except as specifically set forth in Section 4 of this Employment Agreement.

           4.           Term.
                      4.1           The term of this Employment Agreement commences on the Effective Date and continues through the date that is five (5) years after the Effective Date (the "Anniversary Date"), unless extended or terminated pursuant to this Section 4.
                      4.2           This Employment Agreement shall terminate upon the Executive's death.  If the Executive fails, due to disability or incapacity, to perform substantially and continuously his material and essential duties hereunder for more than forty-five (45) days out of any twelve-month period, the Company may terminate the Executive's employment on written notice to the extent consistent with applicable law.  If the Executive dies or his employment is terminated for disability or incapacity, the Executive or his estate shall be entitled to receive all compensation set forth in Section 3 earned and accrued through the date of his death or such termination.  Otherwise, the Company shall have no further obligations and the Executive shall have no further rights hereunder.
                      4.3           In the event that the Company terminates the Executive's employment on or prior to the Anniversary Date without cause, other than due to disability or incapacity, the Executive shall be entitled to receive through the Anniversary Date, monthly installments of his Annual Draw, if any, as set forth in and payable in accordance with the provisions of Section 3.1 and any and all incentive compensation as set forth in Section 3.3 and 3.4 earned and accrued through the date of termination.  The Executive shall also immediately vest in twenty percent (20%) of the Galluccio Shares if the termination (other than for cause) occurs prior to the third anniversary of the Effective Date or twenty percent (20%) of the unvested portion of the Galluccio Shares, if such termination occurs subsequent to the third anniversary of the Effective Date.  Otherwise, the Company shall have no further obligations and the Executive shall have no further rights hereunder.
                      4.4           In the event that the Company terminates the Executive's employment for cause, the Executive shall be entitled to receive his compensation received through the date of such termination.  Otherwise, the Company shall have no further obligations and the Executive shall have no further rights hereunder, other than with respect to the Galluccio Shares, if any.
                      4.5           After the Anniversary Date, unless the Executive and the Company agree in writing to extend the term of this Employment Agreement, the Executive's employment will be "at-will" and either the Executive or the Company may terminate such employment for any reason, and neither party will be required to give cause for termination to the other.  If the Company terminates the Executive's employment after the Anniversary Date, with or without Cause, it will pay the Executive his compensation earned and accrued through the date of his termination.  Otherwise, the Company shall have no further obligations and the Executive shall have no further rights hereunder.
                      4.6           If the Executive resigns, the Company shall pay the Executive his compensation earned and accrued through the date of his termination.  Otherwise, the Company shall have no further obligations and the Executive shall have no further rights hereunder, other than those with respect to the Galluccio Shares, if any.
                      4.7           If the Executive resigns on or prior to the Anniversary Date, the Executive shall provide the Company with at least one hundred and eighty (180) days’ notice prior to terminating his employment under this Employment Agreement; provided, however, that the Company in its sole discretion may waive such notice and accept the Executive's resignation on any earlier date.  If the Executive resigns after the Anniversary Date, the Executive shall provide the Company with at least forty-five (45) days’ notice prior to terminating his employment under this Employment Agreement.
                      4.8           As used in this Section 4, "cause" means that the Executive (a) commits or enters a plea of guilty or nolo contendere to a felony, a crime of moral turpitude, dishonesty, breach of trust or unethical business conduct, or any crime involving the business of the Company; (b) in the performance of his duties hereunder or otherwise acts to the material detriment of the Company, engages in (i) willful misconduct, (ii) willful or gross neglect, (iii) fraud, (iv) misappropriation, (v) embezzlement, (vi) theft or (vii) a reportable violation of the securities industry laws, rules or regulations, including the rules and regulations of any self-regulatory organization as to which the Executive was a significant contributor; (c) fails to perform his duties in a manner which constitutes his willful refusal to perform, or gross neglect of, his duties consistent with the directions of  the Board or with the policies and practices of the Company, which refusal or neglect remains uncured for a period of thirty (30) days following notice by the Company to the Executive; (d) breaches this Agreement in any material respect, which breach remains uncured (if curable) for a period of thirty (30) days following written notice by the Company to the Executive; or (e) is adjudicated in any civil suit, or acknowledges in writing in any agreement or stipulation, to have committed any theft, embezzlement, fraud, or other intentional act of dishonesty involving any other person.
5.           Extent of Service-Restrictive Covenant.
                      5.1           During the term of this Employment Agreement, except as set forth below, the Executive shall devote substantially all of his business time, skill, labor and attention to the affairs of the Company, shall promptly and faithfully do and perform all services pertaining thereto that are or may hereafter be required of his by the Company and shall not engage in any activities involving a conflict of interest with the business or trade relationships of the Company, other than as a wholly passive investor in publicly traded securities or with the written consent of the Board.
                      5.2           The Executive recognizes that the business of the Company is international in scope and that the services to be performed hereunder and the methods employed by the Company are such as will place the Executive in close business and personal relationships with the clients and employees of the Company.  Therefore, from and after the Effective Date and until the termination hereof, or of his employment with the Company, whichever is earlier, unless acting as an officer or employee of the Company, the Executive shall not, directly or indirectly, for his own benefit or for, with, or through any other person, firm or corporation own, manage, operate, join, control, loan money to or participate in the ownership, management, operation or control of, or be connected with, as owner, partner, joint venturer, director, employee, officer, consultant, broker, agent, stockholder, licenser, licensee, or in any other capacity whatsoever, engage or become interested in, acquiesce in the use of his name in, or have any connection with, any business which is the same as, similar to or competitive with any of the business activities in which the Company or any affiliates thereof are engaged during such period, except as a wholly passive investor in publicly traded securities or with the written consent of the Board.

           6.           Benefits.
           The Executive shall be entitled to participate in all group health and insurance programs and all other fringe benefit or retirement plans which the Company may, in its sole and absolute discretion, elect to make available to its senior executives generally, provided that the Executive meets the qualifications therefore.

7.	Indemnification.
           The Company agrees to indemnify the Executive in accordance with the by laws of the Company and any applicable Company Director and Officer insurance policy.

8.	Disclosure of Information.
           The Executive shall not, except as required by his employment by the Company, either during the term of employment by the Company or at any time thereafter, publish, disclose or make available to any person, firm, organization or corporation, or utilize any confidential or proprietary information concerning the business or affairs of the Company, its staff, clients, customers or investment company shareholders, which may have been acquired by the Executive in the course of or as an incident to such employment, including but not limited to any client, customer or investment company shareholder list of the Company, whether for the benefit of the Executive, or to the detriment of the Company, its staff, clients, customers or investment company shareholders, or otherwise.  As used in this Section 7, "confidential information" shall mean any information except that information which is or comes into the public domain through no fault of the Executive or which the Executive obtains after the termination of his employment by the Company under this Employment Agreement from a third party who has the right to disclose such information.  As used in this Section 7, "Company" shall include Teton Advisors, Inc., GAMCO Investors, Inc., Gabelli Funds, LLC, GAMCO Asset Management, Inc., Gabelli Securities, Inc., Gabelli & Company, Inc., Gabelli Fixed Income L.L.C., Darien Associates L.L.C., Gabelli Fixed Income Distributors, Inc., Gabelli Fixed Income, Inc., GGCP, Inc. and their parents, subsidiaries, affiliates, divisions and successors.

9.	Protection of the Company's Business.
           While in the employ of the Company and after the Executive leaves the employ of the Company for any reason, the Executive agrees that he is prohibited from knowingly soliciting any client, customer, investment company shareholder, account, employee or representative of the Company to become a client, customer, investment company shareholder, account, employee or representative of any other person, firm, corporation or entity, with respect to any services or products directly competitive with any services or products offered, sold, delivered or provided by the Company.  This restriction shall be in effect during the Executive's employment and for two years subsequent to the Executive's termination of employment with the Company.

1 For purposes of this Section, Change of Control shall be deemed to have occurred in the event that the Board of Directors of the Company in its sole discretion determines that a change in control has occurred for the purposes of  the restricted stock plan.

10.	Remedy for Breach.
           Both parties recognize and acknowledge that the services to be rendered under this Employment Agreement by the Executive are special, unique, and of an extraordinary character, and that any breach or violation by the Executive of any terms and conditions of this Employment Agreement to be performed by him including, without limitation, Sections 5, 7 and 8 hereof, will cause irreparable injury to the Company and that money damages alone will not provide an adequate remedy to the Company.  It is therefore agreed that, without in any way limiting any other rights, defenses, powers or privileges which the Company may then have, the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to enforce the specific performance of the provisions of this Employment Agreement by the Executive and/or to enjoin the Executive from acting in breach of violation hereof.

11.	Parties in Interest.
           This Employment Agreement shall be binding upon the Executive, his heirs, administrators, executors and personal representatives and upon the Company and its successors and assigns.

12.	Notices.
           All notices provided for in this Employment Agreement shall be given in writing, addressed to the parties at the addresses set forth below (or to such other addresses as may be specified by either party in the manner provided in this Section 11), and hand delivered, delivered by overnight courier service, or deposited, certified mail, return receipt requested, postage prepaid, in the United States mail:
                      TO:           Teton Advisors, Inc.
                                One Corporate Center
                                Rye, New York 10580
                                Attention: General Counsel

                      TO:           Nicholas F. Galluccio
                                <<REDACTED>>

           Notice shall be deemed given when received if by hand delivery, next day if delivered by overnight courier service and after three business days if deposited certified mail, return receipt requested, postage prepaid in the United States mail.

13.	Severability.
           In the event that any term or condition of this Employment Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or condition hereof and this Employment Agreement shall be interpreted and construed as if such terms or conditions, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein.

14.	Entire Agreement; Modification.
           This Employment Agreement contains the entire understanding between the Company and the Executive regarding the employment relationship between them and there are no other representations, warranties, covenants or agreements with respect to such employment relationship which are not contained herein.  This Employment Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, written or oral, of the parties hereto, relating to the matters covered by this Employment Agreement; provided, however, that the Restricted Stock Award Agreement, as may be amended from time to time, will govern all matters relating to the Executive’s restricted stock award and will supersede anything contained herein.  This Employment Agreement may not be modified or amended except by a further written instrument duly executed by each party.

15.	Waiver.
           Any waiver by either party of a breach of any provision of this Employment Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any other provision of this Employment Agreement.  The failure of a party to insist upon strict adherence to any term of this Employment Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Employment Agreement.  Any waiver must be in writing, signed by the party giving such waiver.

16.	Captions.
           The captions hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

17.	Arbitration.
           All controversies arising between the Company and the Executive, including but not limited to those involving the construction, performance or breach of this Employment Agreement, shall be determined by arbitration, except as provided in Section 9 of this Employment Agreement.  This agreement to arbitrate includes but is not limited to any employment-related claims the Executive may have or assert against the Company or its officers, directors, employees, shareholders or agents under federal, state or local statutes, regulations or common law including, without limitation, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act of 1990, the Family and Medical Leave Act of 1993, the Americans with Disabilities Act of 1990, and the New York State Human Rights Law.  Arbitration shall be held before the arbitration facility provided by the Financial Industry Regulatory Authority Inc. (FINRA), in accordance with its arbitration rules then in force, if applicable.  Otherwise, arbitration shall be before the arbitration facility provided by the American Arbitration Association, in accordance with its Labor Arbitration Rules.  Both parties specifically waive any rights they have or may have to seek or be awarded punitive damages for any reason.  Judgment upon the award of the arbitrators may be entered in any state or federal court having jurisdiction.  As used in this Section 16, "Company" shall include Teton Advisors, Inc., GAMCO Investors, Inc., Gabelli Funds, LLC, GAMCO Asset Management, Inc., Gabelli Securities, Inc., Gabelli & Company, Inc., Gabelli Fixed Income L.L.C., Darien Associates L.L.C., Gabelli Fixed Income Distributors, Inc., Gabelli Fixed Income, Inc., GGCP, Inc. and their parents, subsidiaries, affiliates, divisions and successors.

18.	Governing Law.
           This Employment Agreement is intended to be performed primarily in the State of New York and the laws of the State of New York will control any questions concerning the validity or interpretation of this Employment Agreement.

19.	Representations and Warranties of the Executive.
           The Executive represents and warrants to the Company that (a) the Executive is under no contractual or other restriction or obligation which is inconsistent with the execution of this Employment Agreement, the performance of his duties hereunder or the other rights of the Company hereunder, and (b) the Executive is under no disability that would hinder the performance of his duties under this Employment Agreement.  The Executive shall indemnify and hold harmless the Company, its directors, officers, shareholders, subsidiaries, other affiliates, agents, employees and legal representatives from and against any and all losses, actions, claims, damages, liabilities and expenses (including legal counsel fees and expenses) arising out of the Executive's breach of these representations.

           IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and year first above written.

TETON ADVISORS, INC.

By:           /s/ Douglas R. Jamieson___
           Name: Douglas R. Jamieson
           Title: Director

NICHOLAS F. GALLUCCIO

_/s/ Nicholas F. Galluccio_

Exhibit B.

TETON ADVISORS, INC.

RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT, (the "Agreement"), dated as of March 20, 2009, is made by and between Teton Advisors, Inc., a Delaware corporation (the "Company"), and Nicholas F. Galluccio (the "Grantee").

WHEREAS, the Company and the Grantee entered into an employment contract dated July 18, 2008 pursuant to which the Company agreed to grant certain restricted shares in the Company to the Grantee on the terms and conditions set forth herein (the “Restricted Stock”);

WHEREAS, the Grantee began his employment with the Company on July 18, 2008 (the “Employment Date”).

NOW, THEREFORE, in consideration of the recitals and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1.                      Grant of Restricted Stock Award

Grant of Restricted Stock.  As of March 20, 2009 (the “Grant Date”), the Company grants to the Grantee 260,849 shares of Class A Common Stock of Restricted Stock in Teton on the terms and conditions set forth in this Agreement.

Section 2.                      Terms and Conditions of Award

The grant of Restricted Stock provided in Section 1(a) shall be subject to the following terms, conditions and restrictions:

(a)           Ownership of Shares. Subject to the restrictions set forth in this Agreement, the Grantee shall possess all incidents of ownership of the Restricted Stock granted hereunder, including the right to receive dividends with respect to such Stock and the right to vote such Stock.

(b)           Payment of Dividends.  The Grantee shall be entitled to accumulate dividends which become payable on the Restricted Stock.  The dividends will be paid pro rata upon vesting of the Restricted Stock.  If the Company or the Grantee terminates the Grantee's employment for any reason prior to vesting of the Award, then the Award and associated unpaid dividends shall be forfeited except as set forth below in Section 2(f).  No interest shall accrue on dividends held by the Company in its accounts on behalf of the Grantee

(c)           Restrictions.  Restricted Stock and any interest therein may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of.  The Board of Directors of the Company may, in its discretion, cancel all or any portion of any outstanding restrictions prior to the expiration of the periods provided under Section 2(e).

(d)           Certificate; Restrictive Legend.  The Grantee agrees that any certificate issued for Restricted Stock prior to the lapse of any outstanding restrictions relating thereto shall be inscribed with the following legend:

This certificate and the shares of stock represented hereby are subject to the terms and conditions, including forfeiture provisions and restrictions against transfer (the "Restrictions"), contained in an agreement entered into between the registered owner and Teton Advisors, Inc.  Any attempt to dispose of these shares in contravention of the Restrictions, including by way of sale, assignment, transfer, pledge, hypothecation or otherwise, shall be null and void and without effect.

(e)           Lapse of Restrictions.  Except as may otherwise be provided herein, the restrictions on transfer set forth in Section 2(c) shall lapse as follows:

With respect to thirty percent (30%) of the shares of Restricted Stock subject to this Restricted Stock Award, on the third anniversary of the Employment Date, so long as the Grantee is employed by or providing services to the Company or its subsidiaries as of such date; and

With respect to seventy percent (70%) of the shares of Restricted Stock subject to this Restricted Stock Award, on the fifth anniversary of the Employment Date, so long as the Grantee is employed by or providing services to the Company or its subsidiaries as of such date.

Upon each lapse of restrictions relating to Restricted Stock, the Company shall issue to the Grantee or the Grantee's personal representative a stock certificate representing a number of shares of Stock, free of the restrictive legend described in Section 2(d), equal to the number of shares subject to this Restricted Stock Award with respect to which such restrictions have lapsed Rounded up to the nearest whole share.  If certificates representing such Restricted Stock shall have theretofore been delivered to the Grantee, such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer prior to the issuance by the Company of such unlegended shares of Stock.

(f)           Termination of Employment.  In the event that the Grantee's service with the Company and its subsidiaries is terminated prior to the lapsing of restrictions with respect to any portion of the Restricted Stock granted hereunder, such portion of the Restricted Stock held by the Grantee shall be immediately forfeited, provided, however, if the Company terminates the Grantee's employment without cause, other than due to disability or incapacity, (A) prior to the third anniversary of the Employment Date, the Grantee shall immediately vest in twenty (20%) of the Restricted Stock and 20% of the dividends that have been accumulated in  Section 2(b) or (B) prior to the fifth anniversary of the Employment Date, the Grantee shall immediately vest in twenty percent (20%) of the unvested portion of the Restricted Stock and 20% of the dividends that have been accumulated in  Section 2(b).

Restricted Stock forfeited pursuant to this Section 2(f) shall be transferred to, and reacquired by, the Company without payment of any consideration by the Company, and neither the Grantee nor any of the Grantee's successors, heirs, assigns, personal representatives or other transferees shall thereafter have any further rights or interests in such shares or certificates.  If certificates containing restrictive legends shall have theretofore been delivered to the Grantee (or his/her legatees, personal representative or other transferee), such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer.

(g)           Change in Control.  In the event of a change of control of the Company (as defined below) said vesting of the Restricted Stock shall be accelerated and restrictions shall lapse no later than immediately prior to the change of control being consummated.  For purposes of this section, change of control shall be deemed to have occurred in the event that the Board of Directors of the Company in its sole discretion determines that a change of control has occurred for the purpose of this Agreement.

(h)           Income Taxes.  The Grantee shall pay to the Company promptly upon request and in any event at the time the Grantee recognizes taxable income in respect of the Restricted Stock (or, if the Grantee makes an election under Section 83(b) of the Code, in connection with such grant), an amount equal to the taxes the Company determines it is required to withhold under applicable tax laws with respect to the Restricted Stock.  Such payment shall be made in the form of cash, shares of Stock already owned by the Grantee, shares of Stock otherwise issuable upon the lapse of restrictions, or in a combination of such methods.  The Grantee shall promptly notify the Company of any election made pursuant to Section 83(b) of the Code.

Section 3.                      Miscellaneous

(a)           Notices.  Any and all notices, designations, consents, offers, acceptances and any other communications provided for herein shall be given in writing and shall be delivered either personally or by registered or certified mail, postage prepaid, which shall be addressed, in the case of the Company to the General Counsel at the principal office of the Company and, in the case of the Grantee, to Grantee's address appearing on the books of the Company or to the Grantee's residence or to such other address as may be designated in writing by the Grantee.

(b)           No Right to Continued Employment.  Nothing in this Agreement shall confer upon the Grantee any right to continue in the employ of or to continue as an independent contractor of the Company or any subsidiary or shall interfere with or restrict in any way the right of the Company, which is hereby expressly reserved, to remove, terminate or discharge the Grantee at any time for any reason whatsoever, with or without Cause.

(c)           Successors.  The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of the Grantee and the beneficiaries, executors, administrators, heirs and successors of the Grantee.

(d)           Invalid Provision.  The invalidity or unenforceability of any particular provision thereof shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

(e)           Modifications. No change, modification or waiver of any provision of this Agreement shall be valid unless the same be in writing and signed by the parties hereto.

(f)           Entire Agreement.  This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior agreements, communications, representations and negotiations in respect thereto.

(g)           Governing Law.  This Agreement and the rights of the Grantee hereunder shall be construed and determined in accordance with the laws of the State of New York.

(h)           Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(i)           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the  day of March 20, 2009.

TETON ADVISORS, INC.

By: /s/ Bruce N. Alpert
Bruce N. Alpert
Chairman

 NICHOLAS F. GALLUCCIO

By: /s/ Nicholas F. Galluccio
Nicholas F. Galluccio